John L. Filippone

Direct Phone:    213.680.6626

Direct Fax:        213.830.8626

john.filippone@bingham.com

September 27, 2010

Via EDGAR and FedEx

Mellissa Campbell Duru, Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Barnes & Noble, Inc.
Definitive Additional Soliciting Materials filed on Schedule 14A by
Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance
(Parallel) Fund II, L.P., Yucaipa American Alliance Fund II, LLC,
Yucaipa American Funds, LLC, Yucaipa American Management, LLC,
The Yucaipa Companies LLC, Ronald W. Burkle, Stephen F. Bollenbach,
Michael S. McQuary, Robert P. Bermingham
Filed on September 16 and 20, 2010
File No. 1-12302

Dear Ms. Duru:

This letter responds to your letter dated September 24, 2010 regarding the Definitive Additional Soliciting Materials filed on Schedule 14A by the above named persons on September 16 and 20, 2010. For convenience of reference, we have included the text of the Staff’s comments in bold, italicized text below, followed by the respective responses.

Soliciting Materials September 16 & 20, 2010

1. We note your response to prior comment 1 of our letter dated September 17, 2010. Please ensure that disclosure regarding the Yucaipa funds’ historical record of investments is consistently presented in a balanced manner and that the appropriate context is provided. For example, it is not apparent from the presentation filed on 9-20 whether the case studies referenced in the Annex are representative of all versus only some of, Yucaipa’s investments over the specified time period. Moreover, when presenting disclosure regarding Yucaipa’s investments, balancing disclosure should be provided that acknowledges, if true, that Yucaipa has made other investments in which the return on investment was marginal, negative, or less than the 35% annual return referenced in the soliciting materials. Finally, all future soliciting materials should acknowledge that Yucaipa’s past performance is not any assurance of future success. Please revise or advise. We refer generally to Rule 14a-9.

Mellissa Campbell Duru, Special Counsel

U.S. Securities and Exchange Commission

September 27, 2010

We believe Yucaipa’s disclosure regarding its historical investments is appropriately balanced, in light of the totality of information regarding Yucaipa’s investment that is available to stockholders. For example, Barnes & Noble specifically criticized Yucaipa’s investment history in its proxy materials, including naming specific companies in which Yucaipa invested that were either acquired out of bankruptcy or later filed for bankruptcy protection. In fact, Barnes & Noble attacked Yucaipa’s investment record in its lengthy investor presentation filed on September 13, 2010 and in approximately one-third of its shareholder letters (see, e.g., Letter to Shareholders, dated September 13, 2010, and Letter to Shareholders, dated September 21, 2010.). Although Yucaipa disagrees with Barnes & Noble’s unbalanced characterization of its investment record, we believe their consistently critical and widely disseminated negative statements show that the overall mix of information available to the shareholders is reasonably balanced.

Yucaipa also notes that the investment analysis on the second to last page of Yucaipa’s investor presentation filed on September 20, 2010 clearly shows a negative CAGR for certain of the listed investments (see, e.g. Great Atlantic & Pacific Tea Company, Inc. and Fleming Companies), which Yucaipa believes further demonstrates balanced disclosure that not all Yucaipa investments have produced favorable returns.

Yucaipa also believes it is reasonably apparent from the September 20th presentation that the investments listed on the second to last page are only a subset of the investments Yucaipa has made, because on page 15 of that presentation Yucaipa disclosed it has made over thirty investments. Accordingly, Yucaipa believes stockholders reviewing the entire presentation would not reasonably infer that the five case studies on pages A-1 through A-5 (or a handful of calculations of investment return analyses of public company investments dating back as far as 1996) include all of Yucaipa’s historical investments. Notwithstanding that fact, in future filings in which only selected Yucaipa investments are discussed, Yucaipa will add a footnote or other appropriate notation indicating whether the investments listed reflect all investments or some subset of investments.

The Staff’s comment requesting an acknowledgment in future filings that Yucaipa’s past investment performance is not any assurance of future investment success is noted, and such a statement will be included in Yucaipa’s future Barnes & Noble proxy solicitation filings, to the extent Yucaipa’s investment performance is discussed.

Mellissa Campbell Duru, Special Counsel

U.S. Securities and Exchange Commission

September 27, 2010

We hereby confirm on behalf of the participants that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (213) 680-6626 if you have any questions regarding these responses.

Sincerely yours,

/s/ John L. Filippone

John L. Filippone